                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 14f-1
                   Under the Securities Exchange Act of 1934



                  CONSOLIDATED CAPITAL OF NORTH AMERICA, INC.
                  -------------------------------------------
                          (Exact name of registrant as
                      specified in its corporate charter)


                                    0-21821
                  -------------------------------------------
                              Commission File No.



       Colorado                                              93-0962072
------------------------                                -------------------
(State of Incorporation)                                   (IRS Employer
                                                        Identification No.)



                              5525 Erindale Drive
                                   Suite 201
                       Colorado Springs, Colorado  80918
                    ----------------------------------------
                    (Address of principal executive offices)



                                 (719) 260-8509
              ----------------------------------------------------
              (Registrant's telephone number, including area code)





                               DECEMBER 18, 1996

                  Consolidated Capital of North America, Inc.

                                 Schedule 14f-1


         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in the membership of the Board of Directors of Consolidated Capital of North America, Inc. (the "Company") as the result of the Company's proposed merger with Angeles Acquisition Co. ("Angeles Acquisition"), a privately held company (the "Merger"). Prior to the Merger, it is contemplated that Angeles Aquisition will acquire a privately held metal fabrication company. In connection with the Merger, the Company will issue to Stone Pine Atlantic, LLC ("Stone Pine"), the entity which wholly owns Angeles Acquisition, 8,638,003 shares of the Company's common stock. After the Merger, certain share holders of the Company will sell an aggregate of 200,000 shares of common stock to Stone Pine (the "Share Transfer"). The Company will also sell 5,496,911 shares of its Common Stock in a private transaction exempt from registration of the Securities Act of 1933, as amended (the "Share Issuance"). Upon completion of the Merger, the Share Transfer and the Share Issuance (collectively, the "Share Transactions"), the Company's current directors (the "Outgoing
Directors ") will resign and be replaced by new directors designated by Stone Pine (the "Incoming Directors"). The Share Transactions, along with the change in directors, are intended to be effective no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission and mailed to all holders of record of the Company's common stock (the effective time of the Share Transactions is hereinafter referred to as the "Effective Time"). Subject to completion of due diligence, preparation and execution of definitive agreements, it is anticipated that the Share Transactions will be completed by December 31, 1996. The Company will notify the Company's shareholders once the Merger is effective.

                Voting Securities and Principal Holders Thereof

         Upon consummation of the Share Transactions, there will be 15,705,460 shares of the Company's common stock outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders. The Company has no other securities, voting or nonvoting, outstanding. The preferred shares previously issued by the Company in the amount of 450,000 were converted into 225,000 common shares on May 4, 1995.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of the Effective Time and after the consummation of the Share Transactions: (i) by each person who will be a beneficial owner of more than five percent (5%) of the Company's outstanding common stock; (ii) by all Incoming Directors; (iii) by each of the named executive officers of the Company (as that term is defined in Item 402(a)(3) of Regulation S-B); and (iv) by all Incoming Directors and Incoming Executive Officers of the Company as a group. The percentage of shares owned by each individual has been calculated


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based on the 15,705,460 shares which will be outstanding upon the Effective
Time. The following table does not reflect any beneficial owner of more than 5% of the outstanding common stock whose shares will be acquired in the Share Issuance as the number of shares to be acquired by such purchaser(s) has not yet been determined.


                                           Number           Percent
Name and Address                           of Shares        of Voting Securities
----------------                           ---------        --------------------

Stone Pine Atlantic, LLC                   8,838,003                56.27%
410 17th Street
Suite 400
Denver, CO 80202

Thompson H. Rogers(2)                      8,838,003(1)             56.27%(1)
c/o Stone Pine Atlantic, LLC
410 17th Street
Suite 400
Denver, CO 80202

J.Paul Bagley, III(2)                      8,838,003(1)             56.27%(1)
c/o Stone Pine Atlantic, LLC
410 17th Street
Suite 400
Denver, CO 80202

L. Wayne Harber(2)                         8,838,003(1)             56.27%(1)
c/o Stone Pine Atlantic, LLC
410 17th Street
Suite 400
Denver, CO 80202

Peter W. Damisch(3)                             0                      0
c/o Stone Pine Atlantic, LLC
410 17th Street
Suite 400
Denver, CO 80202


All Incoming Directors and
Incoming Executive Officers
as a Group                                 8,838,003(1)             56.27%(1)

----------------

(1) Messrs. Rogers, Bagley and Harber are principals of Stone Pine and may be deemed to be beneficial owners of the 8,838,003 shares of common stock owned by Stone Pine. Messrs. Rogers, Bagley and Harber disclaim beneficial ownership of such shares.

(2)      Incoming Director.

(3)      Incoming Chief Executive Officer.

Change in Control

         In connection with the Merger, the Company will issue to Stone Pine, 8,638,003 shares of the Company's common stock, in exchange for all the stock of Stone Pine's wholly-owned entity, Angeles Acquisition. Also, as described above, after the Merger, certain shareholders of the Company will sell an aggregate of 200,000 shares of common stock to Stone Pine. The Company will also sell 5,496,911 shares of its Common Stock in a private


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transaction exempt from registration of the Securities Act of 1933, as amended.
Consequently, upon the Effective Time, Stone Pine will own 8,838,003 shares of the Company's common stock, which will constitute 56.27% of the then outstanding shares of common stock. Upon completion of the Share Transactions, the Company's current directors will resign and be replaced by new directors designated by Stone Pine.

                        Directors and Executive Officers

Legal Proceedings

         No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any of the directors, executive officers or 5% beneficial owners have an interest in, with a material interest adverse to the Company.


Incoming Directors and Incoming Executive Officers

         As described above, in connection with the Share Transactions, Messrs. McElhaney, McGinnis and Conrad will resign as executive officers and directors of the Company as of the Effective Time. The following information relates to the Incoming Directors and Incoming Executive Officers who will become directors and executive officers as of the Effective Time.


Incoming Directors and Officers:            Age:             Position:
--------------------------------            ----             ---------

Thompson H. Rogers                          42               Chairman

Peter W. Damisch                            43               Chief Executive
                                                             Officer

J. Paul Bagley, III                         54               Director

L. Wayne Harber                             43               Director



----------------------------------------------------------

         Each of the Incoming Directors will serve a term of office which shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Officers of the Company serve at the pleasure of the Board of Directors.

         Thompson H. Rogers, who will serve as the Chairman of the Board of the Company, is a General Partner of Stone Pine Capital LLC (since 1994) an investment-related company, Mr. Rogers is the Chairman of Affiliated Holdings, Inc., a private multi-investment company (since 1985). Prior thereto, Mr. Rogers was with FirsTier Banks, a financial institution based in Omaha, Nebraska. From 1995 to 1996, Mr. Rogers was the Chairman of Laidlaw Holdings Asset Management, Inc. Mr. Rogers serves on th Board of Directors of America First Eureka Holdings, Inc., the holding company for EurekaBank, Pinnacle Bank of Omaha, based in Omaha, Nebraska, and HavelockBank, located in Lincoln, Nebraska.




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        Peter W. Damisch is President and Chief Executive Officer of Pearce
Systems International, Inc. (since 1994) a designer and installer of advanced space frame enclosure and building systems. From 1995 to 1996, Mr. Damisch was a Partner of Trilogy Capital Group, Inc; from 1993 to 1994, he was President and Chief Executive Officer of Arrow Dynamics, Inc.; and from 1991 to 1993, he served as Arrow Dynamics Inc.'s Vice President and General Manager. Mr. Damisch served in active duty in the United States Navy from 1971-1980 and has served in the active reserves since 1986, currently as a Commanding Officer.

        J. Paul Bagley, III is Chairman of Fiduciary Capital Management Company (since 1989), and Managing Director of Stone Pine Capital, LLC (since 1994), both investment-related companies. Mr. Bagley was Chief Executive Officer of Laidlaw Holdings from 1995 to 1996. Mr. Bagley is Chairman of Silver Screen Management (since October 1982), a film-related company. He currently serves as a director of America First Financial Corporation and Lithium Technology Corporation.

        L. Wayne Harber is a Managing Director of Stone Pine Capital, LLC and Stone Pine China, LLC, both investment-related companies (since 1994). Mr. Harber also serves as Executive Vice President of Fiduciary Asset Managers, LLC, the advisor to a $200 million mezzanine and private equity fund. From
1990 to 1993, Mr. Harber was the Senior Vice President of Marketing for Aegis Holdings Corporation, an asset management and investment banking concern specializing in asset securitization and structured finance. From 1980 to 1990, Mr. Harber was a Vice President and National Sales Manager for Franchise Finance Corporation of America. From 1995 to 1996, Mr. Harber was a Director of Laidlaw Holdings Asset Management. Currently, Mr. Harber is a director of Lithium Technology Corporation.



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         No family relationships exist between any of the officers and directors of the Company.

Certain Relationships and Related Transactions

         In April, 1994, Mr. Ronald McGinnis, Vice President and an Outgoing Director of the Company loaned $100,000 to the Northcrest Joint Venture in which the Company subsequently became a partner. This loan was repaid in 1996.

         In connection with the Merger, the Company's Outgoing Directors, Raymond E. McElhaney, Ronald R. McGinnis and Bill M. Conrad, will acquire certain assets of the Company. In consideration for these assets, Messrs. McElhaney, McGinnis and Conrad will consent to the cancellation of all of their outstanding stock options, forego their accrued salaries, waive rights to future salaries and assume all of the debts and liabilities of the Company which have not been paid on or before the Effective Time. Accordingly, upon the Effective Time, the Company will have no stock options outstanding.

Section 16(a) Beneficial Ownership Reporting Compliance

         Prior to December 11, 1996, the Company did not have a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. Accordingly, Section 16(a) compliance was not required prior to such date.


Board Committees and other Board Information

         The Company does not have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. During the fiscal year ended December 31, 1995, the Company held one meeting which was attended by all directors and took action by unanimous consent four times.
The Company did not have any disagreements with any of the Outgoing Directors.


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                Compensation of Directors and Executive Officers


                                  Annual Compensation       Long-Term Compensation
                                  -------------------       ----------------------

Name and Principal                                          Options    LTIP
Position                          Year          Salary        (#)      Payouts
------------------                ----          ------      -------    -------

Raymond E. McElhaney,             1995          $12,000        0         0
President and CEO                 1994          $12,000     170,000      0
                                  1993          $12,000        0         0


         Mr. McElhaney, as CEO, was the only named executive officer of the Company for the last fiscal year. At the Effective Time, Mr. McElhaney will resign as an officer of the Company. As discussed above, as of the Effective Time, all stock options held by Mr. McElhaney will be cancelled.

         Other than the Company's Compensatory Benefit Plan, the Company's Incentive Stock Option Plan and Non-Qualified Stock Option Plan, the Company has no other retirement, pension, or profit sharing program for the benefit of its officers, directors or other employees.


Employment Contracts

         Directors currently do not receive any compensation for their services to the Company.

         Each of Messrs. McElhaney, Conrad and McGinnis has entered into a three-year Employment Agreement effective through November 17, 1997. Each Agreement provided for payment of salary in the amount of $1,000 per month plus reimbursement of reasonable and necessary expenses incurred on behalf of the Company. As of the Effective Time, Messrs. McElhaney, Conrad and McGinnis will voluntarily resign as officers.





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